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                                                                     EXHIBIT 2.1

QUINTESSENCE OIL COMPANY
STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is entered into this ______ day of March 1999 by and between the attached investors and collectively the "Investment Group" and Quintessence Oil Company a publicly traded Wyoming corporation ("QTSN"), (the "Seller") with respect to the following facts:

                                    RECITALS

The Seller is a publicly traded corporation duly formed and in good standing in the State of Wyoming. As of its most current quarterly report the company had 1,000,000 shares of its common stock outstanding, and 50,000,000 shares of authorized common stock.

The Seller is a development stage company formed for the purpose of purchasing, developing and operating oil and gas leases. To date, the company has purchased one oil and gas lease that it has not had the funds to develop.

The Seller through consultation with its shareholders and Directors have decided to attract outside investors with the ability and experience to assist the company in finding new business opportunities to pursue. To attract a new management team and group of investors to assist in building shareholder value the company has agreed to sell additional capital stock.

NOW, THEREFORE, in consideration of the mutual agreements, the parties hereto agree as follows:

1.      Purchase of Sale.

On the terms of and subject to the conditions set forth in this Agreement, Seller agrees to sell, convey, assign, transfer and deliver to the Buyer and the Buyer agrees to purchase from the Seller, at the closing (the "Closing") on or before March 29, 1999 ("Closing Date"), 4,840,000 shares of common stock

2.      Purchase Price.




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        After discussions and negotiations with the shareholders, officers and directors of QTSN and careful evaluation of the present financial condition of the corporations and its prospects the parties agreed to issue new shares of stock at the price of $0.001 per share.


3. Transaction Structure. Investors understand that QTSN has the authority to issue 50,000,000 shares of capital stock all of which are common stock ("Common Stock"). As of March 1, 1999 the aggregate number of Shares issued was 1,000,000 (which on a total fully-diluted basis of all classes of the Shares or debt convertible into Shares including giving effect to all options and warrants would be 1,000,000 shares). The Board of Directors of QTSN (the "Board") is authorized to provide for the issuance the shares of Common Stock under any and all circumstances contemplated by the transactions described herein (the "Transaction").

        A. At the closing of the Transaction (the "Closing"), the parties will pay $0.001 per share and QTSN will issue all certificates as required by the Purchasers.


4. Due Diligence Review. During the period prior to the Closing, Investors and their agents and representatives may perform business, accounting and legal due diligence (the "Due Diligence Review"). The Due Diligence Review shall include, but not be limited to, investigation of QTSN's historical and current financial statements, its market and competitive position, and the sustained ability and growth potential of its revenue, profitability, and cash flow. QTSN acknowledges that business due diligence shall include discussions with purchasing and general management representatives of QTSN's key customers, distributors and contacts selected in cooperation with QTSN's management. The Due Diligence Review shall begin on the date of acceptance of this Letter Agreement and will be completed upon completion of definitive documentation of the Transactions but in no event earlier than ten (10) business days from the date of acceptance hereof.

5.      Closing Conditions. The parties agree to the following:

        A. Investor's obligation to consummate the Transactions is subject to the following conditions:

                1. Completion of the Due Diligence Review of QTSN, its operations, methods of accounting, competitive position,




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customer and supply relationships, legal issues and all other relevant aspects of QTSN and its business, and the results of such review shall be satisfactory to the Investors in their sole discretion;

                2. Receipt of all necessary corporate, shareholder, licensor, joint venturer, lessor and other third-party approvals in form acceptable to Investment Group;

                3. Amendment of the certificate or articles of incorporation of QTSN, if necessary, to permit consummation of the Transactions; and

        B. QTSN's obligation to consummate the Transactions is subject to the following conditions:

                1.      Receipt of all necessary approvals; and

                2. Acceptance of the new business opportunities presented by the new investors.

6. Schedule. The parties agree to use their best efforts to close the Transactions as soon as possible.

7. Exclusivity. QTSN and Investors agree that from the date of Investors receipt of QTSN's acknowledgment of the agreement with the terms and conditions set forth in this Agreement, then through April 15 , 1999. As provided herein, QTSN and each of its record and beneficial owners, officers, directors, affiliates, agents and representatives, will not directly or indirectly:

        A. Submit, solicit, initiate, encourage, accept or discuss with or from third-parties any proposal or offer from any person or entity related to any: (i) reorganization, distribution or recapitalization of QTSN, including the issuance of any stock warrants or options; (ii) merger or consolidation involving QTSN; (iii) sale of stock of QTSN (except as provided herein) (iv) sale of any assets of QTSN outside the normal course of business; or (v) similar transaction or business accommodation involving QTSN or its business or assets including, without limitation, any debt or equity financing; or

        B. Furnish any information with respect to, assist or participate in or facilitate in any manner any effort or attempt by any person to do or seek the foregoing.

        QTSN agrees to terminate all discussions with any and all third parties regarding the foregoing transactions and will notify Investment Group of the fact or receipt of any proposals or offer received after the date of this Letter Agreement.

        QTSN's acknowledgment of and agreement with the terms and conditions set forth in this Letter Agreement constitute a representation and warranty that neither QTSN nor any of its record and beneficial owners, officers, directors, affiliates, agents, or representatives, have entered into any agreements or accepted any commitments concerning any of the foregoing transactions that are inconsistent




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with any provisions of this Letter Agreement.

8. Termination. Either QTSN or Investment Group may terminate this Letter Agreement if the Transactions (exclusive of the Equity Offering and escrow disbursement) are not closed by April 30, 1997. Such termination shall be effected without liability to the other party, except for any damages relating to any willful breach of the terms of this Letter Agreement. Any termination hereof by either party prior to April 15, 1999 must be based on a material breach of the terms and conditions hereof.

9. Good Faith Negotiations. The parties agree to negotiate in good faith the terms and conditions of the definitive documentation required to consummate the Transactions.

10. Conduct Prior to Closing. Upon acceptance of this Agreement and until the earlier of its termination or the Closing, QTSN agrees to preserve substantially intact its business operations and assets and to conduct its operations in the ordinary course of business consistent with past practices. Without limiting the generality of the foregoing, QTSN shall not, without the prior consent of Investment Group; (i) make any material capital expenditure not previously disclosed to Investors (ii) pay any dividend or make a distribution of any kind; (iii) issue any Stock, stock options or warrants; (iv) declare a stock dividend or stock split; or (v) enter into any material contract, commitment or arrangement except in the ordinary course of business.

11. Finders Fees. QTSN shall be solely responsible to pay any and all finders' fees for the introduction of Investors to the Transactions.

12. Announcements. All public disclosure regarding the Transactions shall require the consent of all parties.

13. Closing. The Sellers will cause to be issued all shares provided for herein and the Purchasers shall send checks to the company's President in full payment for the shares prior to the shares being delivered.

14.     Representations and Warranties of Seller and Grupo.

        Seller represents and warrants to the Investment Group that:

        (a) Seller is a company duly organized, validly existing and in good standing under the laws of ___________________________. Seller has the requisite power and authority to issue

        (b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been




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duly authorized and approved by the officers and directors of the Seller. When executed by the authorized representatives of Seller, this Agreement will constitute a legal, valid and binding agreement of Seller, except as such enforcement may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally or by the scope of equitable remedies which may be available.

        (c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach of the terms and conditions of, or result in a loss of rights under, or result in the creation of any lien, charge or encumbrance upon, any of the Assets for any reason, including but not limited to (i) Seller's charter documents, (ii) any franchise, mortgage, deed of trust, lease, license, permit, agreement, instrument or undertaking to which Seller is a party or by which it or any of its properties are bound, (iii) any statute, rule, regulation, order, judgment, award or decree.

        (d) There is no suit, claim, action or proceeding now pending or to Seller's knowledge threatened before any court, administrative or regulatory agency or any basis for such a claim which may result in any judgment, order, decree, liability or other determination which could have a material adverse effect, financial or otherwise, upon Seller or any of the Assets. No such judgment, order or decree has been entered which has or could have such effect.

        (e) Assuming the truth and accuracy of Seller's representations and warranties in this Agreement, there has been no material change since the most recent 10-Q report filed by the Company.

        (f) To Seller's knowledge, Seller on the Closing Date is in material compliance with all laws, orders and regulations of any governmental department, commission, board, agency or instrumentality, domestic or foreign, having jurisdiction over it or its operations, including but not limited to laws, orders, regulations and rules relating to occupational safety and health, environmental protection, consumer product safety, product liability, employee benefit plans and programs, collective bargaining and the payment of withholding and social security taxes. Seller has received no notice of, and is aware of no violations of, any of the foregoing laws, orders, regulations or rules.

        (g) Neither this Agreement nor any exhibit hereto delivered by Seller pursuant to this Agreement contains an untrue statement of a material fact or omits to state a fact that is necessary in order to make the statements contained herein and therein, in




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light of the circumstances under which they are made, not materially misleading.

15.     Representations and Warranties of Buyer.

        Buyer hereby represents and warrants to Seller that:

        (a)     Buyer, the Investors includes individuals.

        (b) Neither this Agreement nor any exhibit to this Agreement nor any written statement or certificate furnished by Buyer in connection with this Agreement contains an untrue statement of a material fact or omits to state a fact that is necessary in order to make the statements contained herein and therein, in light of the circumstances under which they are made, not materially misleading.

16.     Conditions Precedent to the Obligations of Buyer.

        All obligations of Buyer under this Agreement are, at its option, subject to fulfillment of each of the following conditions prior to or at the
Closing:

        (a) All representations and warranties of Seller made in this Agreement or in any exhibit hereto delivered by Seller shall be true and correct as of the Closing Date with the same force and effect as if made on and as of that date.

        (b) Seller shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller prior to or at the Closing Date.

        (c) Buyer and Seller shall have received all consents in writing as needed and any other parties required for the valid completion of this agreement.

17.     Conditions Precedent to the Obligations of Seller.

        All obligations of Seller under this Agreement are, at its option, subject to fulfillment of each of the following conditions prior to or at the
Closing:

        (a) All representations and warranties of Buyer made in this Agreement or in any exhibit hereto delivered by Buyer shall be true and correct on and as of the Closing Date with the same force




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and effect as if made on and as of that date.

        (b) Buyer shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by Buyer prior to or at the Closing Date.

18.     Further Assurances.

        Following the closing, the parties hereto agree to take such actions and execute, acknowledge and deliver to Buyer such further instruments of assignment, assumptions, conveyance and transfer and take any other action as Buyer may reasonably request in order to more effectively convey, sell, transfer and assign to Buyer any shares of interest in the equity of _______________ as required by this agreement.

19.     Survival of Representations and Warranties.

        All representations and warranties made by each of the parties hereto shall survive the closing for a period of three years after the Closing Date.

20.     Indemnification.

        (a) Seller agrees to indemnify, defend and hold harmless Buyer against any and all claims, demands, losses, costs, expenses, obligations, liabilities and damages, including interest, penalties and reasonable attorneys' fees, incurred by Buyer arising, resulting from, or relating to any misrepresentation of a material fact or omission to disclose a material fact made by Seller in this Agreement, any exhibits to this Agreement or in any other document furnished or to be furnished by Seller under this Agreement, or any breach of, or failure by Seller to perform, any of its representations, warranties, covenants or agreements in this Agreement or in any exhibit or other document furnished or to be furnished by Seller under this Agreement.

        (b) Buyer agrees to indemnify, defend and hold harmless Seller against any and all claims, demands, losses, costs, expenses, obligations, liabilities and damages, including interest, penalties and reasonable attorneys' fees, incurred by Seller arising, resulting from or relating to any breach of, or failure by Buyer to perform, any of its representations, warranties, covenants or agreements in this Agreement or in any exhibit or other document furnished or to be furnished by Seller under this Agreement, or by reason of any act or omission of Buyer or any of its successors and assigns




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after the Closing Date that constitutes a breach or default under, or a failure to perform, any obligation, duty or liability of Seller which is expressly assumed by the Buyer pursuant to Paragraph _____________________ of this Agreement.

21.     Investment Commitment.

        (a) Investors and any affiliates receiving Shares pursuant to this Agreement represent to Buyer as follows:

                (i) The Shares are being acquired for Seller's own account for investment only and not with a view to the distribution or resale of all or any portion of the Shares.

                (ii) Investment Group has had access to complete information regarding the assets, properties, business and finances of the Buyer. Seller and Grupo have met and discussed the assets, properties, business and finances of Seller with Seller's officers and directors, and have received, read and understood all reports and documents relating to Seller.

                        There will be no sale of shares except as provided by the Securities Act of 1933, as amended (the "Act") and under applicable state securities laws, or after three years from the issue date pursuant to a proposed offer, sale, transfer or other disposition of the Shares that is exempt from the registration requirements of the Act and applicable state securities laws.

                (iii) Certificates representing the Shares will bear a legend in form and substance satisfactory to counsel for Seller referring to the investment commitment contained in this Agreement, that the Shares have not been registered under the Act or any state securities laws, and that no transfer of the Shares may be made unless the Shares are registered under the Act or an exemption from such registration is available.

22.     Notice.

        Notice will deemed to be given by one party to the other parties of this Agreement upon personal delivery by messenger, air courier, express mail or certified registered mail, return receipt requested, or upon facsimile or telegram, or ten days after mailing by first class mail by the party giving the notice, addressed to the parties as indicated below their signatures to this Agreement, or to any other address or facsimile numbers provided to the parties in writing in accordance with this Agreement by the party making the




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change.

23.     Injunctive Relief.

        23.1    Damages Inadequate.

                Each party acknowledges that it would be impossible to measure in money the damages to the other party if there is a failure to comply with any covenants and provisions of this Agreement, and agrees that in the event of any breach of any covenant or provision, the other party to this Agreement will not have an adequate remedy at law.

        23.2    Injunctive Relief.

                It is therefore agreed that the other party to this Agreement who is entitled to the benefit of the covenants and provisions of this Agreement which have been breached, in addition to any other rights or remedies which they may have, shall be entitled to immediate injunctive relief to enforce such covenants and provisions, and that in the event that any such action or proceeding is brought in equity to enforce them, the defaulting or breaching party will not urge as a defense that there is an adequate remedy at law.


24.     Waivers.

        If any party shall at any time waive any rights hereunder resulting from any breach by the other party of any of the provisions of this Agreement, such waiver is not to be construed as a continuing waiver of other breaches of the same or other provisions of this Agreement. Resort to any remedies referred to herein shall not be construed as a waiver of any other rights and remedies to which such party is entitled under this Agreement or otherwise.

25.     Successors and Assigns.

        Each covenant and representation of this Agreement shall inure to the benefit of and be binding upon each of the parties, their personal representatives, assigns and other successors in interest.

26.     Attorney's Fees.

        In the event that either party must resort to legal action




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in order to enforce the provisions of this Agreement or to defend such action, the prevailing party shall be entitled to receive reimbursement from the nonprevailing party for all reasonable attorney's fees and all other costs incurred in commencing or defending such action, or in enforcing this Agreement, including but not limited to post judgment costs.

27.     Entire and Sole Agreement.

        This Agreement constitutes the entire agreement between the parties and supersedes all agreements, representations, warranties, statements, promises and undertakings, whether oral or written, with respect to the subject matter of this Agreement. This Agreement may be modified only by a written agreement signed by all parties.


28.     Severability.

        The provisions of this Agreement are meant to be enforced severally so that the determination that one or more provisions are enforceable or invalid shall not affect or render invalid any other provision of this Agreement, and such other provisions shall continue to be in full forced in accordance with their terms.

29.     Rights Cumulative.

        All rights and remedies under this Agreement are cumulative, and none is intended to be exclusive of another. No delay or omission in insisting upon the strict observance of performance of any provision of this Agreement, or in exercising any right or remedy, shall be construed as a waiver or relinquishment of such provision, nor shall it impair such right or remedy. Every right and remedy may be exercised from time to time and as often as deemed expedient.

30.     Captions.

        The paragraph and other headings contained in this Agreement are for reference purposes only, and shall not limit or otherwise affect the meaning hereof.

31.     Legal Holidays.

        In the case where the date on which any action required to be taken, document required to be delivered or payment required to



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be made is not a business day in Los Angeles, California, such action, delivery or payment need not be made on that date, but may be made on the next succeeding business day.

32.     Counterparts.

        This Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall constitute but one and the same instrument.

33.     Parties.

        This Agreement shall inure solely to the benefit of and shall be binding upon the parties hereto and their respective successors, legal representatives and assigns, and no other person shall have or be construed to have any equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision contained herein.

34.     Authority.

        All signatories to this Agreement do hereby declare that they have the authority to execute this Agreement on behalf of the parties to this Agreement.


PURCHASER:

        Raymond B. Wedel, Jr.             1,420,000
        Renee L. Wedel                      316,666
        Raymond B. Wedel III                316,666
        Terry Wedel                         316,668
        Dana Wedel                          400,000
        Jordan T. Wedel                     400,000
        Connie S. Wedel                     400,000
        Richard Wedel                       740,000
        Wanda G. Pride                       10,000
        Blanche L. Wedel                     10,000
        Donald Christensen                   10,000
        I. Paul Arcuri                      100,000
        Trans AmericanEnergy Corporation    400,000

        TOTAL                             4,870,000


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SELLER:  ??




QTSN PURCHASE AGREEMENT
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